

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Via E-mail
John W. McRoberts
Chief Executive Officer
MedEquities Realty Trust, Inc.
3100 West End Avenue, Suite 1000
Nashville, TN 37203

> **Re: MedEquities Realty Trust, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-11**
> **Submitted April 24, 2014**
> **CIK No. 0001616314**

Dear Mr. McRoberts:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2014 letter.

<u>Our Portfolio, page 2</u>

1.   Please tell us your basis for including the Lakeway Mortgage Loan within the detail regarding your current properties and not separately as a debt investment, as you indicate $73 million of your investment is structured as a loan to the Lakeway Partnership. In addition, clarify that the annualized base rent currently disclosed is exclusive of interest income to be earned related to such mortgage, and separately disclose the interest rate, guarantor and other material components of the mortgage.

Risk Factors, page 23

Our secured revolving credit facility restricts our ability to engage in certain business activities . . . , page 34

2.   We note the last bullet point on page 34 indicates that your credit facility restricts your ability to make distributions to your stockholders. Please expand your disclosure to explain in more detail the type of restrictions involved. In addition, please include a summary risk factor that discloses this material risk to your investors or advise.

Contractual Obligations, page 73

3.   Please amend to include the contractual obligation related to your outstanding secured revolving credit facility within the table, as well as the related estimated interest anticipated to be incurred. Refer to SEC Interpretive Release No. 33-8350.

Funds from Operations, page 73

4.   We note that your FFO reconciliation starts with Net Income attributable to common stockholders and therefore your FFO represents FFO attributable to common stockholders. If you wish to present your FFO as FFO attributable to common stockholders, please revise your disclosure to label your FFO measure as such, here and wherever the measure is discussed within your filing.

Financial Statements

Pro Forma Consolidated Financial Statements

Adjustment (CC), page F-7

5.   Please tell us how you have calculated the amount of net income attributable to non-controlling interests related to the Lakeway Partnership.

Notes to Consolidated Financial Statements

General

6.   We note you acquired a portfolio of skilled nursing facilities and an assisted living facility from Life Generations Healthcare, LLC in March 2015. Please tell us how you considered the applicability of Rule 3-05 of Regulation S-X in determining the financial statement requirements for the acquired portfolio.

Revenue Recognition, Mortgage Loans, and Other Receivables, page F-15

7.   Please separately discuss your significant accounting policies related to properties from those related to mortgage loans held-for-investment, including separate impairment

analyses, given differences in the underlying accounting for each investment type, or tell us why you believe separate disclosure is not beneficial to investors.

Financial Statement Schedules

8.   Please amend your prospectus to provide Schedules III and IV pursuant to Rule 5-04(c) or tell us why such schedules are not required.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: John A. Good, Esq.